UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 15, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: September 15, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Group General Counsel & Company Secretary

BHP Group Limited Registered in Australia ABN 49 004 028 077 Proxy Form 261370_07_V1 All correspondence to: Computershare Investor Services Pty Limited GPO Box 782 Melbourne Victoria 3001 Australia Enquiries (within Australia) 1300 656 780 (outside Australia) +61 3 9415 4020 Facsimile (within Australia) 1800 783 447 Facsimile (outside Australia) +61 3 9473 2555 LODGEMENT OF YOUR PROXY FORM To be valid, this proxy form must be received by 5:00 pm (Melbourne time) on Monday 12 October 2020. Any proxy form (and any Power of Attorney under which it is signed) received after that time will not be valid for the scheduled meeting. How to complete this proxy form If you are unable to attend the Annual General Meeting to be held virtually on Wednesday 14 October 2020 at 5:00 pm (Melbourne time), you are encouraged to appoint a person or body corporate who will attend as your proxy and exercise your right to vote your shares. If you appoint a body corporate as your proxy, the body corporate should appoint a person as its representative at the Annual General Meeting in accordance with section 250D of the Corporations Act 2001. Appointment of a second proxy A shareholder entitled to cast two or more votes may appoint up to two proxies (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. Directing your proxy how to vote If you wish to direct your proxy how to vote (or to abstain from voting) on any resolution, place a mark (“X”) in the “For”, “Against” or “Abstain” box for each resolution. If you mark more than one box on a resolution, your vote on that resolution will be invalid. If you mark the “Abstain” box for a particular resolution, you are directing your proxy not to vote on your behalf and your votes will not be counted in computing the required majority. IMPORTANT NOTE: In this proxy form, BHP Group Limited and BHP Group Plc together are referred to as BHP. The key management personnel (‘KMP’) of BHP (which includes each of the Directors) and their closely related parties will not be able to vote as your proxy on Items 7, 8, 9 and 10 unless you tell them how to vote or, if the Chair of the Meeting is your proxy, you expressly authorise him to vote even though Items 7, 8, 9 and 10 are connected with the remuneration of the KMP. If you intend to appoint a member of the KMP as your proxy, you can direct them to vote for or against or to abstain from voting on Items 7, 8, 9 and 10 by marking the appropriate boxes on the proxy form. Signing Instructions You must sign this proxy form as follows in the spaces provided: Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder’s attorney. Joint holding: Where the holding is in more than one name, all of the shareholders should sign. Power of Attorney: To sign under Power of Attorney, you must have already lodged the Power of Attorney with the Share Registrar for notation. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this proxy form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this proxy form must be signed by that person. If the company (in accordance with section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can sign alone. Otherwise this proxy form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. If a representative of a company shareholder or a company proxy is to attend the meeting the appropriate “Appointment of Corporate Representative Form” should be given to the Share Registrar prior to the meeting (unless it has previously been given to the Share Registrar). This form may be obtained from the Share Registrar. Lodging your proxy form electronically Go to bhp.com or investorvote.com.au then follow the instructions. You can also go directly to investorvote.com.au by scanning the QR Code below with your smartphone. To access these services you will require the Control Number, your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), and postcode. Any questions? If you have any questions on how to complete this proxy form, please call: 1300 656 780 (within Australia), +61 3 9415 4020 (outside Australia). Documents may be lodged: B H P BY SMARTPHONE Scan QR Code VIA THE INTERNET bhp.com or investorvote.com.au (refer to Lodging your proxy form electronically above) BY MAIL OR FAX Share Registrar Computershare Investor Services Pty Limited GPO Box 782 Melbourne Victoria 3001 Australia Within Australia 1800 783 447 Outside Australia +61 3 9473 2555 IN PERSON Share Registrar Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford Control Number: 134073 Melbourne Victoria 3067 Australia

Registered Shareholder Name and Address:

SRN/HIN:

BHP

Appointment of Proxy

I/We being a member/s of BHP Group Limited and entitled to attend and vote hereby appoint

☒ the Chair of the Meeting (mark box with an 'X') OR [ ] Write here the name of the person (or body corporate) you are appointing if this person **is someone other than** the Chair of the Meeting.

or failing attendance at the Meeting of the person or body corporate named above, or if no person is named, the Chair of the Meeting, to act generally at the Meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit, at the Annual General Meeting of BHP Group Limited to be held virtually on Wednesday 14 October 2020 at 5:00 pm (Melbourne time) and at any adjournment or postponement thereof.

IMPORTANT NOTE:
The Chair of the Meeting intends to vote available proxies in favour of Items 1 to 22 and against Items 23 to 25. If the Chair of the Meeting is your proxy (or becomes your proxy by default), by signing and returning this form you expressly authorise the Chair of the Meeting to exercise your proxy on Items 7, 8, 9 and 10 even though the Items are connected with the remuneration of a member of key management personnel. If you appoint the Chair of the Meeting as your proxy, you can direct the Chair to vote for or against or abstain from voting on Items 7, 8, 9 and 10 by marking the appropriate box below.

Please Note: If the Chair of the Meeting is appointed as your proxy (or becomes your proxy by default), the Chair of the Meeting intends to vote available proxies in the manner set out beside each resolution. This reflects the Board's recommendation.

Voting directions to your proxy

Please mark ☒ (within the box) to indicate your directions

			For	Against	Abstain
For	1	To receive the 2020 Financial Statements and Reports for BHP	[ ]	[ ]	[ ]
For	2	To reappoint Ernst & Young LLP as the auditor of BHP Group Plc	[ ]	[ ]	[ ]
For	3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Group Plc	[ ]	[ ]	[ ]
For	4	To approve the general authority to issue shares in BHP Group Plc	[ ]	[ ]	[ ]
For	5	To approve the authority to allot equity securities in BHP Group Plc for cash	[ ]	[ ]	[ ]
For	6	To authorise the repurchase of shares in BHP Group Plc	[ ]	[ ]	[ ]
For	7	To approve the 2020 Remuneration Report other than the part containing the Directors' remuneration policy	[ ]	[ ]	[ ]
For	8	To approve the 2020 Remuneration Report	[ ]	[ ]	[ ]
For	9	To approve the grant to the Executive Director	[ ]	[ ]	[ ]
For	10	To approve leaving entitlements	[ ]	[ ]	[ ]
For	11	To elect Xiaoqun Clever as a Director of BHP	[ ]	[ ]	[ ]
For	12	To elect Gary Goldberg as a Director of BHP	[ ]	[ ]	[ ]
For	13	To elect Mike Henry as a Director of BHP	[ ]	[ ]	[ ]
For	14	To elect Christine O'Reilly as a Director of BHP	[ ]	[ ]	[ ]
For	15	To elect Dion Weisler as a Director of BHP	[ ]	[ ]	[ ]
For	16	To re-elect Terry Bowen as a Director of BHP	[ ]	[ ]	[ ]
For	17	To re-elect Malcolm Broomhead as a Director of BHP	[ ]	[ ]	[ ]
For	18	To re-elect Ian Cockerill as a Director of BHP	[ ]	[ ]	[ ]
For	19	To re-elect Anita Frew as a Director of BHP	[ ]	[ ]	[ ]
For	20	To re-elect Susan Kilsby as a Director of BHP	[ ]	[ ]	[ ]
For	21	To re-elect John Mogford as a Director of BHP	[ ]	[ ]	[ ]
For	22	To re-elect Ken MacKenzie as a Director of BHP	[ ]	[ ]	[ ]
		Resolutions not endorsed by the Board			
Against	23	To amend the Constitution of BHP Group Limited	[ ]	[ ]	[ ]
Against	24	To adopt interim cultural heritage protection measures	[ ]	[ ]	[ ]
Against	25	To suspend memberships of Industry Associations where COVID-19 related advocacy is inconsistent with Paris Agreement goals	[ ]	[ ]	[ ]

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3
Individual/Sole Director and Sole Company Secretary	Director/Company Secretary	Director

Contact Name ____________ Contact Daytime Telephone ____________ Date __ / __ / __

In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.

+ B H P 2 6 1 3 7 0 A XX 261370_07_V1